

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 28, 2011

Via E-mail
Mr. Christopher Lucas
Group Finance Director
Barclays PLC
1 Churchill Place
London E14 5HP
England

> **Re: Barclays PLC**
> **Form 20-F for Fiscal Year Ended December 31, 2010**
> **Filed March 21, 2011**
> **Form 6-K**
> **Filed August 2, 2011**
> **File No. 001-09246**

Dear Mr. Lucas:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2010
Business Review
Analysis of results by business
Barclaycard, page 23

1. You indicate that you experienced an increase in risk weighted assets, which reflected securitization redemptions. Please revise future filings to clarify why securitization

redemptions would increase risk weighted assets. In your disclosure, please clarify whether you are repurchasing loans from your securitization vehicles and explain the reasons why you have taken such actions. Clarify if the securitizations of these assets were previously recognized as a sale or a secured financing in your financial statements. Additionally, please tell us how you considered these redemptions in your analysis that the assets should continue to be derecognized.

Western Europe Retail Banking, page 25

2. In 2009, you completed the purchase of Citigroup's cards business in Portugal, which consisted of 400,000 customers and loans and advances to customers of £550 million. In 2010, you completed the purchase of Citigroup's Italian card business, which consisted of 200,000 customers and loans and advances of £0.2 billion. You recognized a relatively similar gain on both transactions of £26 million related to the purchase of the cards business in Portugal and £29 million related to the purchase of the card business in Italy. Please tell us the factors considered in determining a purchase price that resulted in a gain on these two transactions. Discuss the similarities between these two portfolios in credit trends and the associated purchase discount recorded on them. Tell us how these portfolios have been performing since acquisition and whether this performance is consistent with your expectations upon purchase.

Absa, page 29

3. Your disclosure indicates that the increase in the asset margin of Absa was due, in part, to a change in the product mix as higher margin products grew faster than low margin products. Please revise your future filings to disclose what types of products you are referring to. If these products include loans and advances with higher risk characteristics, please include a discussion of how this change in your business mix and the related assumption of risk related to higher margin loans and advances was considered in your determination of the appropriate allowance for loan losses.

4. We note your disclosure that risk weighted assets for this segment increased 42% due in part to enhancements to the retail model. Please revise your future filings to expand your disclosure regarding the types of enhancements to the retail model. Discuss if the enhancements caused you to identify certain assets as having a higher risk weighting than you originally assigned and discuss the impact the change in your model had on your capital ratios. Clearly identify how much of the increase in risk weighted assets was due to the growth in higher margin products noted above.

Barclays Capital, page 31

5. We note your disclosure regarding the 35% decline in the top line income of Fixed Income, Currency and Commodities. Please respond to the following:

- Please tell us in greater detail the types of commodities in which you invest specifically identifying the commodities in which you take physical possession, the activities that go into making a market in these commodities, and the types of revenue streams earned as a result of these activities.

- Tell us how you obtained your ownership of the various commodities you own, and tell us whether this is an area where you are considering further investments.

- Tell us whether you hold concentrated positions in or take physical possession of commodities that constitute a significant or influential share of the market for that commodity. If so, revise your future filings to discuss that fact and your activities in that area.

Credit Risk Management
Impairment allowances, page 73

6. You indicate on page 175 that the "other personal loans" category includes second lien loans, along with other types of personal loans. Please tell us and revise future filings to disclose the balance of second lien loans held by you at the end of the reporting period. If delinquency and other credit trends for second lien loans differ from other types of personal loans in this category, please consider reporting that information separately for second lien loans. Otherwise, tell us how you determined such delinquency and credit quality trends were substantially the same. Please also address the following:

- Disclose the loss severity on these loans when you determine that a write of the loan or a portion of the loan is necessary.

- Please provide a breakdown of your second lien loans into two buckets to quantify the amount of loans where you hold the first mortgage security interest as well as the second lien versus where you hold only the second lien home equity loans.

- Tell us the amount of second lien home equity loans where you act as the servicer on the first mortgage loan.

- Describe the terms of the home equity loans in more detail. For example, tell us how long the draw periods are for the loans and provide more quantitative data on when the loans convert to amortizing.

- Tell us whether you are able to track whether the first lien position is in default, regardless of whether you hold the first lien loan. If so, please tell us the results of that data and consider providing disclosure of this information in future filings.

- Tell us whether the default and delinquency statistics for the home equity loans where you also hold the first lien show a different trend than situations where you service the first security lien compared to those where you do not also hold or service the first lien loan. If so, consider the need to disclose and discuss the existence of such a trend.

- Tell us whether the default and delinquency statistics for amortizing loans show a different trend than situations where the home equity loans have not converted to amortizing.

Renegotiated loans and advances, page 84

7. Please revise your future filings to address the following regarding your renegotiated and restructured loans:

- We note the definitions of restructured loans and renegotiated loans provided on page 305. Please revise those sections as well as this section to more clearly explain and differentiate your usage of these terms.

- For the purposes of showing trends in these types of assets over the periods presented, please provide a tabular disclosure of the amounts of renegotiated and restructured loans by loan class, i.e. retail, wholesale, etc.

- Clearly disclose when a loan is removed from renegotiated loan status and/or restructured loan status, and which of these loans are treated as new loans such that their past due status is reset. Clearly identify the types of loan modifications that are not considered to be renegotiated or restructured loans, and explain why not.

- Please revise to disclose the carrying amount of financial assets that would otherwise be past due or impaired whose terms have been renegotiated by class pursuant to paragraph 36(d) of IFRS 7 in an audited section of the document, or tell us where such disclosure is provided.

- Revise to more clearly identify what the amounts presented in your line items for "impaired and restructured loans" on pages 176-177 are meant to represent.

- Revise to disclose the quantitative and qualitative factors considered when you determine whether or not a modification is significant enough that you would extinguish the original loan and record a new loan.

- Clarify if you consider loans included in your retail forbearance programmes discussed on page 80 as renegotiated loans.

Corporate loans, page 84

8. We note your disclosure that collateral given for these loans is only accurately valued on origination of the loan or in the course of enforcement actions and as a result it is not practicable to estimate the fair value of the collateral held. Please revise your disclosure in future filings to explain how you consider the lack of revaluation between the time of origination and the time that an enforcement action is underway when determining the appropriate amount of allowance for loan losses. Discuss the trends in the amounts charged-off when you have completed the enforcement action as a result of property or other collateral values that are less than the value assigned upon origination of the loan.

Liquidity Risk Management
Global Retail Banking, Barclays Corporate, Barclays Wealth and Head Office functions, page 108

9. Footnote "a" to the behavioural maturity profile of assets and liabilities tabular disclosure on page 109 indicates that within the category of "not more than 1 yr" you have included £18.1 billion of Group liquidity pool assets that have a contractual maturity of greater than one year but can be used to generate short-term cash flows either through sale or secured lending. Please revise to provide an expanded explanation of this disclosure. In this regard, we note that the £18.1 billion disclosed in footnote "a" is larger than the total outflow reported for the entire category. Additionally, please discuss in greater detail why this presentation is more meaningful than presenting assets according to their contractual maturity.

Supervision and regulation, page 115

10. We note your disclosures on page 119 regarding the potential impact of the Volcker Rule. Please tell us whether you have conducted an analysis of what you believe the potential effects of the Volcker Rule will be on your operations and whether you believe it could have a material effect. Also, to the extent reasonably known, in future filings please quantify the amount of historical proprietary revenues which you believe could be subject to restrictions once the rulemaking is finalized.

Consolidated financial statements
Consolidated statement of changes in equity, page 189

11. We note you present a statement of changes in equity covering 2009 and 2010. Please revise your future filings to present the changes in equity for three complete years pursuant to Item 8.A.1 and .2 of Form 20-F.

Notes to the financial statements
1. Significant accounting policies
8. Impairment of financial assets, page 197

12. Please revise your disclosure in future filings to provide a summary of the factors considered when determining that a loan is individually significant for the purposes of assessing impairment.

19. Insurance contracts and investment contracts, page 201

13. Please tell us and revise future filings to identify the generally accepted accounting principles (e.g. U.K., U.S., etc.) you look to in developing your accounting policy for your insurance activities. Please ensure your response addresses how this developed policy complies with the guidance and principles outlined in paragraphs 10-12 of IAS 8 and paragraph 14 of IFRS 4.

14. Revise to more clearly disclose the extent to which you report your reinsurance balances on a gross versus net basis. Refer to paragraph BC106 of IFRS 4.

24. Provisions, page 224

15. We note your rollforward of the four classes of provisions reported here as well as your statement at the end of Note 24 that the provisions with respect to litigations are included in the Sundry provisions. Please revise your future filings to address the following:

- Revise Note 24 to provide the narrative disclosures required by paragraphs 85-86 of IAS 37, and more clearly identify the nature of classes that are aggregating within your rollforward in Note 24. To the extent your disclosures provided in Notes 25, 26, and 27 are meant to meet these narrative disclosure requirements, please revise to more directly and transparently link your narrative disclosure in Notes 25, 26, and 27 to the amounts and classifications presented in Note 24. Refer to paragraph 88 of IAS 37.

- As part of your response, tell us in detail the nature of the various items included in each of your classes. Please provide a tabular breakdown of the amounts you are aggregating in each class.

- From the last sentence of Note 24, it appears you are aggregating your litigation provisions class within your Sundry class of provisions. In determining that the various exposures may be aggregated together with your litigation exposures to form a single class, tell us how you determined that the nature of these items is sufficiently similar to fulfill the requirements of paragraphs 85(a) and (b) and 86(a) and (b) of IAS 37. Refer to paragraph 87 which indicates that while it may be appropriate to include warranty provisions for different products as a single class, it would not be appropriate to include warranties and litigation provisions in the same class.

- From the disclosures on page 225, it appears you have recorded provisions for and may have contingent liabilities for recourse obligations pursuant to loan sales and loan securitizations. Revise your future filings to disclose which class these amounts are presented in, and tell us in detail how you determined that such amounts were sufficiently similar to the other amounts presented in that class.

- Clearly identify where your Provisions for regulatory matters as discussed in Note 27 are reflected in the rollforward of Provisions by class in Note 24.

25. Contingent liabilities and commitments, page 225

16. Please address the following regarding your general disclosure at the bottom of page 225 that, "It is not possible to provide a meaningful estimate of the financial impact of the potential exposure relating to all of the forgoing matters at this time":

- Tell us and revise your future filings to more clearly explain what you mean here.

- Clearly identify how you define "meaningful" and how it complies with the applicable threshold guidance in IAS 37, including paragraphs 25-26 regarding a "reliable" estimate. It is unclear whether your disclosure is meant to convey that you use a different standard for determining when a loss is estimable than the standard describes in paragraphs 25-26 of IAS 37 which indicates that except in "extremely rare" cases, a registrant would be able to determine a range of possible outcomes and thereby make an estimate of the obligation that is sufficiently reliable to use in recognizing the provision. Please revise your disclosure in future filings to confirm, if true, that provisions have been recognized in cases where you were able to "reliably estimate" the probable loss.

- To the extent this disclosure is meant to indicate that it is not possible to provide an estimate of the reasonably possible loss in excess of amounts already accrued, please more clearly disclose that fact and tell us how you determined that disclosure was not required under IAS 37.

26. Legal proceedings, page 226

17. You disclose at the bottom of page 226 that you do not expect the ultimate conclusion of any of the proceedings to which you are a party to have a "significant adverse effect" on your financial statements and you have not disclosed the contingent liabilities associated with these claims either because they cannot be "reasonably" estimated or because such

disclosure could be prejudicial to the conduct of the claims. Please revise your future filings to address the following:

- If true, please revise your future filings to more clearly confirm that you believe the ultimate conclusion of any of the proceedings to which you are a party will not have a "material" adverse effect to your results of operations, cash flows, or financial position.

- It is unclear whether your disclosure is meant to convey that you use a different standard for determining when a loss is estimable than the standard describes in paragraphs 25-26 of IAS 37 which indicates that except in "extremely rare" cases, a registrant would be able to determine a range of possible outcomes and thereby make an estimate of the obligation that is sufficiently reliable to use in recognizing the provision. Please revise your disclosure in future filings to confirm, if true, that provisions have been recognized in cases where you were able to "reliably estimate" the probable loss.

- Your disclosure here appears to indicate that for certain contingencies information that is generally required is not disclosed if you conclude such disclosure could be expected to prejudice the outcome of the proceeding. According to guidance in paragraph 92 of IAS 37, this exemption should be used in "extremely rare cases" and, when it is used, information should still be disclosed related to the general nature of the dispute together with the fact that, and reason why, the information has not been disclosed. Please tell us and revise future filings to state whether you have any contingencies for which you use this exemption, and, on a case by case basis, the general nature of the dispute(s) and reason(s) why the information has not been disclosed.

Form 6-K filed August 2, 2011
Results by Business
Investment Management, page 24

18. You disclose here that you did not record an impairment as of June 30, 2011 on your available-for-sale investment in BlackRock because you considered the 15.5% reduction in fair value from the original acquisition cost not to be significant or prolonged. Tell us in greater detail how you considered the indicators of impairment in paragraphs 59 and 61 of IAS 39 in determining that this impairment was not impaired as of June 30. Tell us whether you have recorded an impairment to the income statement for this investment as of September 30, 2011. If not, tell us and more clearly disclose in future filings the positive and negative evidence you considered in your analysis, and your basis for determining that it was not impaired.

Risk Management
Loan to Value, page 39

19. We note your disclosure on page 50 that the increase in average LTVs for new mortgage business in the UK was driven by an increase in risk profile which allowed for additional business to be written at higher LTVs.   To provide more balanced disclosure of how the addition of risk relating to the underwriting of loans with higher LTVs impacts your net income, please revise future filings to discuss the extent to which these products contributed to the higher net interest yield in the UK Retail and Business Banking segment. Please also disclose how you have considered this change in underwriting practices and the acceptance of additional risk in your determination of the necessary impairment allowance.

Financial Statement Notes
7. Acquisitions, page 62

20. Please revise your disclosures in future filings regarding the Protium transaction to address the following:

- You indicate on page 62 that you paid $83 million (£50 million) to Protium's investment manager, which constituted the performance fees that would have been due under the original agreement, based on investment performance to date. Please disclose how you reflected this payment in your consideration of the overall transaction price when determining no gain or loss was appropriate to record in connection with this transaction.

- Please disclose in greater detail the items that caused you to recognize a net loss of £115 million on the assets acquired from Protium since the acquisition which you refer to on page 63. If this amount relates in whole or in part to credit losses incurred on the underlying assets, please disclose the events occurring subsequent to the purchase date that caused this impairment and explain how these events caused you to change the assumptions that had previously caused you to release £223 million of credit reserves.

- Please revise to disclose the contractual amounts due for the Protium assets.

17. Provisions, page 68

21. We note your disclosure regarding your accrual related to the settlement of PPI claims. Please address the following:

- Given the materiality of the provision to your net income during the current period, please revise future filings to disclose the methodology used to determine the amount of the PPI settlement claim liability to record in your financial statements, along with a discussion of the significant inputs used. Please discuss the most significant assumptions and what may cause those assumptions to change.

- Tell us whether you recorded any provision relating to the PPI claim settlement liability in your December 31, 2010 financial statements. If not, please tell us why not, and include a discussion of how you considered both the FSA initial requirement that the measures be implemented by December 31, 2010 and the judicial review initiated in October of 2010.

- For the purposes of disclosing continuing trends in your estimate, please consider providing a rollforward of both the number and amount of claims received, claims in process, new claims during the year, settled claims during the year and the ending balance of outstanding PPI claims.

- Please clarify whether for purposes of making redress you are canceling existing policies with the customers, or whether you are providing them with a monetary settlement and the policies remain in full force. To the extent that the policies are terminated as part of your settlement estimates, please tell us whether you estimated any effect on your insurance liability balances. Additionally, as part of your response, please tell us how much of your provision relates to expected administration expenses.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Rebekah Lindsey, Staff Accountant at (202) 551-3303 or me at (202) 551-3494 if you have questions regarding these comments.

Sincerely,

/s/ Kevin W. Vaughn

Kevin W. Vaughn
Branch Chief